Exhibit 1.30

Notice to U.S. Investors

The proposed transaction relates to the securities of CaixaBank, S.A. and Bankia, S.A., both companies incorporated in Spain. Information distributed in connection with the proposed transaction and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein are prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed transaction, since the companies are located in Spain and some or all of their officers and directors are residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares otherwise than under the proposed transaction, such as in open market or privately negotiated purchases, at any time during the pendency of the proposed transaction.

The ordinary shares of CaixaBank, S.A. have not been and are not intended to be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States of America except pursuant to an applicable exemption from the registration requirements of such Act.

Inside Information

Pursuant to article 226 of the consolidated text of the Securities Market Act, approved by Legislative Royal Decree 4/2015 of 23 October 2015, it is hereby notified that, Bankia’s Board of Directors, in a meeting held today morning prior to the General Shareholders Meeting, has decided that, given the potential impact of the situation derived from the coronavirus pandemic, the entity must be very prudent when fixing the dividend for 2020.

Bankia presents, at 2019-year end, a CET 1 Fully Loaded ratio of 13.02%, the highest among the large Spanish banks. From a regulatory perspective, the CET 1 Phase In ratio closed 2019 at 14.32%, with an excess of 507 basis points over the minimum regulatory requirement (MDAs), equivalent to more than 4,100 million euros of capital.

Under these circumstances, Bankia’s Board of Directors considers that maintaining the leadership in solvency in these exceptional moments is a key priority and, therefore, the entity’s dividend policy must reflect the highest level of prudency.

For this reason, it reviews the capital distribution objective set in the 2018 – 2020 Strategic Plan, forsaking any extraordinary distribution for the current exercise and anticipating extremely prudent criteria when setting the eventual dividend against 2020 exercise.

This action takes place as a measure to provide the entity with maximum flexibility in order to meet the financing needs of Spanish households and corporates under current circumstances.

This decision does not affect the remuneration of Additional Tier I instruments in circulation, which will continue being paid according to prevailing regulatory and supervisory frameworks.

Madrid, 27th March 2020

BANKIA, S.A.

This document is a translation of an original text in Spanish. In case of any discrepancy between the English and the Spanish version, the Spanish version will prevail.